Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of January 25, 2017, between

Fidelity SelectCo, LLC

and

FMR Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Select Portfolios	Fidelity Flex Real Estate Fund	Equity	1/25/2017	0.5 x (30 bp + group fee rate)

Agreed and Accepted as of January 25, 2017

Fidelity SelectCo, LLC	FMR Management & Research (Hong Kong) Limited

By: /s/Jean Raymond____________	By: /s/Jean Raymond____________
Name: Jean Raymond	Name: Jean Raymond
Title: Treasurer	Title: Treasurer